UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

InfuSystem Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45685K102

(CUSIP Number)

RYAN J. MORRIS

MESON CAPITAL PARTNERS LLC

One Sansome Street, Suite 1895

San Francisco, California 94104

(607) 279-5382

ARON ENGLISH

22 NW, LP

1455 NW Leary Way

Seattle, Washington 98107

(650) 862-4295

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 23, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45685K102

1	NAME OF REPORTING PERSON

Meson Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,171,865
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,171,865
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,171,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 45685K102

1	NAME OF REPORTING PERSON

Meson Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,171,865
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,171,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,171,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 45685K102

1	NAME OF REPORTING PERSON

Ryan J. Morris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		87,344
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,171,865
PERSON WITH	9	SOLE DISPOSITIVE POWER

87,344
	10	SHARED DISPOSITIVE POWER

1,171,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,259,209
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 45685K102

1	NAME OF REPORTING PERSON

22 NW, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,017,415
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,017,415
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,017,415
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 45685K102

1	NAME OF REPORTING PERSON

22 NW GP, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,017,415
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,017,415
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,017,415
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 45685K102

1	NAME OF REPORTING PERSON

Aron English
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,017,415
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,017,415
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,017,415
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 45685K102

1	NAME OF REPORTING PERSON

Mohamed Alkady
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States and Egypt
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 45685K102

1	NAME OF REPORTING PERSON

Daniel Balda
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 45685K102

1	NAME OF REPORTING PERSON

Bryan Boches
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		51,150
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

51,150
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

51,150
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP NO. 45685K102

1	NAME OF REPORTING PERSON

Richard Linder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP NO. 45685K102

1	NAME OF REPORTING PERSON

Asha Saxena
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP NO. 45685K102

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a), (f) This Schedule 13D is being filed by Meson Capital LP, a New York limited partnership (“MC”), Meson Capital Partners LLC, a Delaware limited liability company (“Meson”), Ryan Morris, a Canadian citizen, 22NW, LP, a Delaware limited partnership (“22NW”), 22NW GP, Inc., a Delaware S-corporation (“22NW GP.”), Aron English, a United States citizen, Mohamed Alkady, a United States and Egypt citizen, Daniel Balda, a United States citizen, Bryan Boches, a United States citizen, Richard Linder, a United States citizen, and Asha Saxena, a United States citizen.

MC, Meson, 22NW, 22NW GP, Messrs. Morris, English, Alkady, Balda, Boches and Linder and Ms. Saxena are each a “Reporting Person” and are collectively referred to herein as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The principal business address for each of MC, Meson and Mr. Morris is One Sansome Street, Suite 1895, San Francisco, California 94104. The principal business address for each of 22NW, 22NW GP and Mr. English is 1455 NW Leary Way, Seattle, Washington 98107. The principal business address of Mr. Alkady is 575 Anton Boulevard, #1150, Costa Mesa, California 92626. The principal business address of Mr. Balda is 600 N Atlantis Road, Melbourne, Florida 32904. The principal business address of Mr. Boches is 85 Liberty Ship, Suite 203, Sausalito, California 94965. The principal business address of Mr. Linder is 3465 North Pines Way, Suite 104, No. 25, Wilson, Wyoming 83014. The principal business address of Ms. Saxena is 55 Cambridge Drive, Colonia, New Jersey 07067.

(c) The principal business of MC is investing in securities. The principal business of Meson is serving as the investment adviser and general partner of MC, and other private investment funds. The principal occupation of Mr. Morris is serving as the Managing Member and sole owner of Meson. The principal business of 22NW is serving as an investment manager that invests in publicly traded securities. The principal business of 22NW GP is serving as the general partner of 22NW. The principal occupation of Mr. English is serving as a shareholder of 22 NW GP and as the limited partner of 22NW. The principal occupation of Mr. Alkady is serving as President of Hart, Inc. The principal occupation of Mr. Balda is serving as the Executive Chairman of Medicomp Inc. The principal occupation of Mr. Boches is serving as Chief Executive Officer and a member of the board of directors of Safe Catch. The principal occupation of Mr. Linder is serving as Chairman of the board of directors of Physicians Care Alliance. The principal occupation of Ms. Saxena is serving as Chief Executive Officer and a member of the board of directors of ACULYST Corp.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

13

CUSIP NO. 45685K102

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of MC and 22NW were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The Shares purchased by Messrs. Morris and Boches were purchased with personal funds in open market transactions. The aggregate purchase price of the 1,171,865 Shares beneficially owned by MC is approximately $2,156,890, including brokerage commissions. The aggregate purchase price of the 87,344 Shares beneficially owned by Mr. Morris is approximately $196,524, including brokerage commissions. The aggregate purchase price of the 1,017,415 Shares beneficially owned by 22NW is approximately $2,004,308, including brokerage commissions. The aggregate purchase price of the 51,150 Shares beneficially owned by Mr. Boches is approximately $143,695, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

As indicated in the Schedule 13D filed by MC, Meson, Ryan Morris, 22NW, 22NW GP and Aron English, such Reporting Persons have and continue to intend to communicate with the Issuer's management and Board about a broad range of strategic and operational matters, including, without limitation, a sale of the Issuer or certain of its businesses or assets, in which the Reporting Persons may participate, as a means of enhancing shareholder value. In connection with this objective, such Reporting Persons notified the Issuer including through written communications that they would like to discuss the possibility of negotiating a strategic transaction with the Issuer to acquire the Issuer. The Issuer has indicated to these Reporting Persons that it did not want to engage in such discussions. In light of the nomination deadline, and in order to preserve Mr. Morris’ rights as a shareholder, on April 23, 2018, Mr. Morris delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of six highly qualified director candidates, Mohamed Alkady, Daniel Balda, Bryan Boches, Aron English, Richard Linder and Asha Saxena (collectively, the “Nominees”), for election to the Board at the Issuer’s 2018 annual meeting of stockholders. The Reporting Persons believe that the Nominees have the qualifications, experience and skill sets necessary to serve as directors of the Issuer. The Reporting Persons remain prepared to engage in a constructive dialogue with the Issuer regarding the objective set forth above.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 22,805,775 Shares outstanding, as of March 2, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 19, 2018.

A.	MC
(a)	As of the close of business on April 25, 2018, MC beneficially owned 1,171,865 Shares.

Percentage: Approximately 5.1%

14

CUSIP NO. 45685K102

(b)	1. Sole power to vote or direct vote: 1,171,865
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,171,865
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by MC since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	Meson
(a)	As a general partner of MC, Meson may be deemed the beneficial owner of the 1,171,865 Shares owned by MC.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,171,865
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,171,865

(c)	Meson has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of MC since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Mr. Morris
(a)	As of the close of business on April 25, 2018, Mr. Morris directly beneficially owned 87,344 Shares. As the managing member and sole shareholder of Meson, Mr. Morris may be deemed the beneficial owner of the 1,171,865 Shares owned by MC.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 87,344
2. Shared power to vote or direct vote: 1,171,865
3. Sole power to dispose or direct the disposition: 87,344
4. Shared power to dispose or direct the disposition: 1,171,865

(c)	Mr. Morris has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of MC since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	22NW
(a)	As of the close of business on April 25, 2018, 22NW beneficially owned 1,017,415 Shares.

Percentage: Approximately 4.5%

15

CUSIP NO. 45685K102

(b)	1. Sole power to vote or direct vote: 1,017,415
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,017,415
4. Shared power to dispose or direct the disposition: 0

(c)	22NW has not entered into any transactions in the Shares since the filing of the Schedule 13D.
E.	22NW GP
(a)	As a general partner of 22NW, 22NW GP may be deemed the beneficial owner of the 1,017,415 Shares owned by 22NW.

Percentage: Approximately 4.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,017,415
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,017,415

(c)	22NW GP has not entered into any transactions in the Shares since the filing of the Schedule 13D.
F.	Mr. English
(a)	As the shareholder of 22NW GP, and limited partner of 22NW, Mr. English may be deemed the beneficial owner of the 1,017,415 Shares owned by 22NW.

Percentage: Approximately 4.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,017,415
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,017,415

(c)	Mr. English has not entered into any transactions in the Shares since the filing of the Schedule 13D.
G.	Mr. Alkady
(a)	As of the close of business on April 25, 2018, Mr. Alkady did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)       Mr. Alkady has not entered into any transactions in the Shares during the past sixty days.

H.	Mr. Balda
(a)	As of the close of business on April 25, 2018, Mr. Balda did not own any Shares.

Percentage: 0%

16

CUSIP NO. 45685K102

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)       Mr. Balda has not entered into any transactions in the Shares during the past sixty days.

I.	Mr. Boches
(a)	As of the close of business on April 25, 2018, Mr. Boches beneficially owned 51,150 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 51,150
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 51,150
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Boches during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
J.	Mr. Linder
(a)	As of the close of business on April 25, 2018, Mr. Linder did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)       Mr. Linder has not entered into any transactions in the Shares during the past sixty days.

K.	Ms. Saxena
(a)	As of the close of business on April 25, 2018, Ms. Saxena did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)       Ms. Saxena has not entered into any transactions in the Shares during the past sixty days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

17

CUSIP NO. 45685K102

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the “Solicitation”), and (c) Mr. Morris, MC and 22NW agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing and Solicitation Agreement by and among Ryan Morris, MC, Meson, 22NW, 22NW GP, Aron English, Mohamed Alkady, Daniel Balda, Bryan Boches, Richard Linder and Asha Saxena, dated April 23, 2018.
99.2	Powers of Attorney.

18

CUSIP NO. 45685K102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2018	MESON CAPITAL LP

	By:	Meson Capital Partners LLC its General Partner

	By:	/s/ Ryan J. Morris
		Name:	Ryan J. Morris
		Title:	Manager

MESON CAPITAL PARTNERS LLC

By:	/s/ Ryan J. Morris
	Name:	Ryan J. Morris
	Title:	Manager

/s/ Ryan J. Morris
RYAN J. MORRIS

22NW, LP

By:	/s/ Aron English
	Name:	Aron English
	Title:	Limited Partner

22 NW GP, Inc.

By:	/s/ Aron English
	Name:	Aron English
	Title:	Shareholder

/s/ Aron English
ARON ENGLISH

19

CUSIP NO. 45685K102

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

meson capital lp

Purchase of Common Stock	266	2.35	03/19/2018
Purchase of Common Stock	1,800	2.35	03/21/2018
Purchase of Common Stock	1,923	2.35	03/22/2018
Purchase of Common Stock	84,423	2.40	03/26/2018
Purchase of Common Stock	100,000	2.70	04/18/2018

BRYAN BOCHES

Purchase of Common Stock	4,951	2.80	03/28/2018
Purchase of Common Stock	200	3.06	03/29/2018
Purchase of Common Stock	259	2.99	04/03/2018
Purchase of Common Stock	382	2.91	04/04/2018
Purchase of Common Stock	8,804	2.82	04/10/2018
Purchase of Common Stock	300	2.96	04/11/2018
Purchase of Common Stock	11,254	2.79	04/12/2018
Purchase of Common Stock	4,200	2.82	04/13/2018
Purchase of Common Stock	9,800	2.82	04/16/2018
Purchase of Common Stock	9,400	2.78	04/17/2018
Purchase of Common Stock	1,600	2.88	04/18/2018